Tata Motors Limited

Bombay House

24, Homi Mody Street

Mumbai 400 001, India

February 29, 2008

Via EDGAR (correspondence) and Facsimile

Mr. Michael Fay

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

CF/AD5, 100 F Street, NE

Washington, D.C. 20549-3561, U.S.A.

Facsimile No.: (+1-202) 772-9202

RE:	Tata Motors Limited

Form 20-F for the fiscal year ended March 31, 2007

Filed September 27, 2007

File No. 001-32294

Dear Mr. Fay:

This is in response to the Staff’s comment letter dated January 9, 2008, relating to the annual report on Form 20-F of Tata Motors Limited (the “Company”) for the fiscal year ended March 31, 2007 (the “2007 Form 20-F”).

We will submit a copy of this letter as “correspondence” via EDGAR. For the Staff’s comments which may require revised disclosure, we propose to include the revised disclosure in our annual report on Form 20-F for the fiscal year ending March 31, 2008 (the “2008 Form 20-F”). The revised disclosure in the 2008 Form 20-F will reflect facts, data and conditions as of the respective dates as will be required or otherwise described in the 2008 Form 20-F. We do not propose to amend the 2007 Form 20-F other than submitting a revised Exhibit 13 that reflects correction of a typographical error in response to comment no. 4 of the Staff’s comment letter dated September 28, 2007.

For your convenience, we have included your comments in this response letter in italicized form and keyed our response accordingly. The page number references in our responses are to the 2007 Form 20-F. Our responses to the comments are as follows.

Mr. Michael Fay

Consolidated Statements of Cash Flows, page F-6

1.	In connection with your response to our prior comment number 2, please tell us the terms and conditions of your sales to the independent dealers and describe the financing arrangements provided, if any. If you provide financing, tell us where the transaction is presented in the balance sheet and where the related cash flow effects are presented in the statement of cash flows.

Response:

The Company sells vehicles and spare parts to independent dealers for cash as well as on credit terms. The credit terms vary depending on the product sold and the geography of the independent dealer (e.g., domestic or export). Payments are generally due within 150 days. This credit is extended in the form of normal trade receivables which do not bear interest and are unsecured. Receivables for these extensions of credit are included in the caption “Accounts receivable” in our consolidated balance sheets and the related cash flows are appropriately presented as operating cash flows.

The Company also extends advances (loans) to independent dealers in certain situations. These are short term interest bearing unsecured advances which are used to purchase inventory from us. The balance of advances to independent dealers as at March 31, 2007 and March 31, 2006 was Rs. 1,987.7 million and Rs. 716.7 million respectively. These are classified under the caption “Other current assets” in the consolidated balance sheets and the related cash flows are appropriately presented as operating cash flows.

2.	In regard to the intended reclassification identified in your response to our prior comment number 2, please show us the impact on your statement of cash flows and tell us why you believe it to be not material. Additionally, clarify for us whether you own dealers other than CMIL that you consolidate in your financial statements.

Response:

The Company supplementally advises the Staff that the impact on the statement of cash flows of the Company for the years ended March 31, 2005, 2006 and 2007 in connection with sales made directly by the Company including sales made by CMIL is shown in the tables below:

Mr. Michael Fay

Consolidated statements of Cash Flows	Years ended March 31,
	2005		2006		2007
	(In Rs. millions)
	As reported	If corrected	As reported	If corrected	As reported	If corrected
Cash flows from operating activities:
Net income	13,256.2	13,256.2	15,010.6	15,010.6	18,111.6	18,111.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,888.8	4,888.8	5,470.3	5,470.3	5,943.1	5,943.1
Amortization of intangible assets	33.2	33.2	373.1	373.1	663.2	663.2
Gain on sale of finance receivables	(139.5)	(139.5)	(294.3)	(294.3)	(412.8)	(412.8)
Write offs of delinquent finance receivables	77.3	77.3	294.2	294.2	1,333.9	1,333.9
Allowances for delinquent finance receivables, net of recoveries	8.9	8.9	717.2	717.2	(116.6)	(116.6)
Equity in earnings of affiliates	(340.4)	(340.4)	(471.4)	(471.4)	(551.9)	(551.9)
Gain on sale of property, plant and equipment	(36.4)	(36.4)	(58.0)	(58.0)	(132.3)	(132.3)
Loss on liquidation of subsidiaries	—	—	—	—	25.8	25.8
Gain on sale of investment in affiliate/ equity interests in subsidiary	(29.8)	(29.8)	(1,532.1)	(1,532.1)	(214.1)	(214.1)
Gain on shares issued by subsidiary	—	—	(86.5)	(86.5)	(30.4)	(30.4)
Deferred tax expense	904.9	904.9	684.6	684.6	828.8	828.8
Gain on sale of investments	(496.7)	(496.7)	(173.8)	(173.8)	(176.4)	(176.4)
Impairment of investments	40.0	40.0	—	—	8.6	8.6
Minority interest	365.7	365.7	331.1	331.1	718.5	718.5
Changes in:
Accounts receivable	(1,720.1)	(1,720.1)	(2,782.2)	(2,782.2)	(4,993.5)	(4,993.5)
Finance Receivable	—	(1,316.5)	—	(671.6)	—	(846.0)
Other current assets	(735.5)	(735.5)	(10,372.9)	(10,372.9)	(6,571.7)	(6,571.7)
Inventories	(6,047.0)	(6,047.0)	(4,605.2)	(4,605.2)	(7,569.8)	(7,569.8)
Other non-current assets	(342.8)	(342.8)	(1,835.9)	(1,835.9)	(812.8)	(812.8)
Accounts payable	146.2	146.2	3,457.4	3,457.4	14,203.2	14,203.2
Acceptances	12,302.9	12,302.9	562.8	562.8	(4,908.7)	(4,908.7)
Accrued expenses and other current liabilities	1,490.8	1,490.8	977.3	977.3	2,152.3	2,152.3

Net cash provided by operating activities	23,626.7	22,310.2	5,666.3	4,994.7	17,498.0	16,652.0

Cash flows from investing activities:
Short-term bank deposits	(12,939.3)	(12,939.3)	10,884.8	10,884.8	4,741.6	4,741.6
Loans given to affiliate and others	(5,096.6)	(5,096.6)	—	—	—	—
Payment made to Liquidators of subsidiaries	—	—	—	—	(4.4)	(4.4)
Purchases of available-for-sale investments	(1,753.7)	(1,753.7)	(390.6)	(390.6)	(123.5)	(123.5)
Purchase of Held to Maturity securities	—	—	—	—	(15.0)	(15.0)
Purchases of other investments	(1,708.6)	(1,708.6)	(300.0)	(300.0)	(45.0)	(45.0)
Proceeds from sale of available-for-sale investments	4,977.3	4,977.3	8,199.7	8,199.7	1,539.6	1,539.6
Proceeds from sale of equity interests in subsidiary	—	—	2,078.3	2,078.3	—	—
Proceeds from sale of investments in affiliates	91.2	91.2	—	—	396.4	396.4

Mr. Michael Fay

Consolidated statements of Cash Flows	Years ended March 31,
	2005		2006		2007
	(In Rs. millions)
	As reported	If corrected	As reported	If corrected	As reported	If corrected
Proceeds from sale of other investments	1,127.8	1,127.8	76.6	76.6	4.9	4.9
Investments in affiliates	(401.7)	(401.7)	(181.4)	(181.4)	(340.1)	(340.1)
Dividends received from affiliates	277.6	277.6	188.8	188.8	449.6	449.6
Net change in finance receivables	(14,243.1)	(12,810.8)	(43,368.4)	(41,604.1)	(79,072.3)	(75,965.4)
Proceeds from sale of finance receivables, net of retained interests	2,701.1	2,585.3	28,128.3	27,035.6	43,027.0	40,766.1
Cash flow from retained interests in securitized transactions	595.8	595.8	629.4	629.4	(286.6)	(286.6)
Purchases of property, plant and equipment	(8,556.8)	(8,556.8)	(10,354.9)	(10,354.9)	(24,121.8)	(24,121.8)
Proceeds from sale of property, plant and equipment	315.3	315.3	195.8	195.8	1,040.9	1,040.9
Purchase of intangible assets	(605.9)	(605.9)	(379.5)	(379.5)	(1,155.2)	(1,155.2)
Shares of subsidiary purchased from minority shareholders	—	—	(152.9)	(152.9)	—	—
Payments for acquisitions, net of cash acquired	(186.6)	(186.6)	(4,304.2)	(4,304.2)	—	—

Net cash used in investing activities	(35,406.2)	(34,089.7)	(9,050.2)	(8,378.6)	(53,963.9)	(53,117.9)

Cash flows from financing activities:
Proceeds from issuance of shares, net of issue expenses	756.4	756.4	259.2	259.2	(0.9)	(0.9)
Proceeds from issue of shares by a subsidiary to minority shareholders	738.9	738.9	415.1	415.1	161.8	161.8
Dividend paid (including dividend tax)	(1,653.8)	(1,653.8)	(5,147.5)	(5,147.5)	(5,678.6)	(5,678.6)
Dividends paid to minority shareholders of subsidiaries	(118.7)	(118.7)	(127.9)	(127.9)	(152.0)	(152.0)
Net change in short-term debt	(3,457.0)	(3,457.0)	4,074.9	4,074.9	24,768.9	24,768.9
Proceeds from issuance of long-term debt	19,230.4	19,230.4	8,759.7	8,759.7	21,667.1	21,667.1
Repayments of long-term debt	(5,508.8)	(5,508.8)	(3,783.1)	(3,783.1)	(2,292.7)	(2,292.7)

Net cash provided by financing activities	9,987.4	9,987.4	4,450.4	4,450.4	38,473.6	38,473.6

Net change in cash and cash equivalents	(1,792.1)	(1,792.1)	1,066.5	1,066.5	2,007.7	2,007.7
Cash and Bank balance on liquidation of subsidiaries taken over by Administrator	—	—	—	—	(5.5)	(5.5)
Effect of foreign exchange on cash flows	154.3	154.3	376.1	376.1	(665.6)	(665.6)
Cash and cash equivalents, beginning of the year	6,511.1	6,511.1	4,873.3	4,873.3	6,315.9	6,315.9

Cash and cash equivalents, end of the year	4,873.3	4,873.3	6,315.9	6,315.9	7,652.5	7,652.5

Supplemental cash flows information:
Interest paid	2,997.8	2,997.8	3,507.2	3,507.2	5,017.7	5,017.7
Income taxes paid	4,685.6	4,685.6	5,609.8	5,609.8	7,056.3	7,056.3
Non-cash transactions:
1% Foreign Currency Convertible Notes converted into 2,490,199 and 312,955 and 1,620,003 ordinary shares	602.5	602.5	75.9	75.9	412.7	412.7
Zero Coupon Foreign Currency Convertible Notes converted into 6,264,476 and 919,297 ordinary shares	—	—	3,638.1	3,638.1	551.0	551.0
14,053,791 ordinary shares issued on acquisition of Tata Finance Limited as purchase consideration	—	—	6,867.9	6,867.9	—	—
Shares/warrants allotted on settlement of legal cases against the rights entitlement, which were held in abeyance	—	—	—	—	—	—

Mr. Michael Fay

With regards to operating cash flows, it could be seen from the above that -

i)	The trend over the years in terms of net income and operating cash flows is consistently positive and not correcting the operating cash flows does not distort that trend.

ii)	Operating cash flows are mainly impacted on account of changes in movements of items like inventory, receivables, other current assets, payables, etc. If corrected, the trend over the years does not change for these items taken as a whole.

With regards to investing cash flows, it could be seen that if corrected,

i)	net change in finance receivables is not significantly impacted both in terms of composition of the elements and the trend over the years.

ii)	the trend of the total investing cash flows is not distorted, over the years.

The Company has considered both quantitative and qualitative factors relating to the foregoing and respectfully submits that classifying the cash flows in respect of direct sales including sales by CMIL as cash flows from investing activities was not material to the Company’s financial statements for the years ended March 31, 2005, 2006 and 2007, taken as a whole and with regard to the nature and size of the Company’s operations.

In particular, the Company notes that cash flows for prior years if corrected -

•	would not change earnings, net worth and the related trends;

•	would not change positive operating cash flows into negative operating cash flows or vice-versa for the investing activity; and

•	would not affect the Company’s compliance with regulatory requirements, with loan covenants or other contractual requirements.

The Company further respectfully submits to the Staff that the total mix of information would not be altered by reclassification for prior years. As indicated in our previous response letter, the Company will appropriately classify these cash flows for future financing activities in its future filings.

Mr. Michael Fay

The Company does not own any dealer other than CMIL.

Notes to Consolidated Financial Statements, page F-11

Note 4: Finance Receivables, page F-21

3.	In regard to your response to our prior comment number 3, we note you disclose in “Note 4: Finance Receivables” that the net investment in finance receivables consists of sales type and direct finance leases. Please segregate for us and in your disclosure the net investment for each type of lease.

Response:

The finance receivables as shown in our consolidated balance sheets are comprised principally of loan contracts as well as balances relating to sales type and direct finance leases.

The amount of sales type and direct finance leases was Rs. 5,411.1 million (6.5% of total finance receivables and 2.0% of total assets) and Rs. 221.6 million (0.3% of total finance receivables and 0.1% of total assets), respectively, as at March 31, 2007, and Rs. 4,788.2 million (10.1% of total finance receivables and 2.4% of total assets) and Rs. 230.3 million (0.5% of total finance receivables and 0.1% of total assets) as at March 31, 2006, respectively. The remaining amounts of finance receivables as at those dates consisted of loan contracts.

The Company will segregate the amount of finance receivables that consist of loan contracts in its future filings. However, the Company respectfully submits that individual segregation of sales type and direct financing leases does not provide meaningful disclosure and consequently the Company does not propose to individually segregate these amounts.

4.	In view that “finance receivables, net” presented on the balance sheet is fully associated with leases, please tell us where loans made to customers who borrow funds in purchasing vehicles are presented in the balance sheet and where the related cash flow effects are presented in the statement of cash flows.

Response:

Loans made to dealers’ customers for the purchase of vehicles manufactured by the Company are reflected as part of finance receivables as indicated in our response to Comment No. 3 above. The related cash flows are appropriately included in cash flows from investing activities under “Net change in finance receivables”

Mr. Michael Fay

Exhibit 13

5.	Refer to prior comment 4. We note that you intend to file an amendment to the 2007 Form 20-F in order to submit a revised Exhibit 13 that reflects correction of a typographical error in the specified reporting period. Please tell us when you will file the amendment.

Response:

The Company has filed an amendment to submit a revised Exhibit 13 on February 13, 2008.

*    *    *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

the Staff’s comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael Fay

Should you have any questions or wish to discuss the foregoing, please contact C. Ramakrishnan (Chief Financial Officer) at 91-22-6665-8282 or Hoshang K. Sethna (Company Secretary) at +91-22 6665-7219.

Sincerely,

/s/ C. Ramakrishnan
C. Ramakrishnan
Chief Financial Officer

cc:	Patrick Kuhn
Doug Jones
(Securities and Exchange Commission)

Ravi Kant, Chief Executive Officer and Managing Director
Hoshang K. Sethna, Company Secretary
(Tata Motors Limited)

Mukund Dharmadhikari
(Deloitte Haskins & Sells)

John D. Young, Jr.
Ruben S. Fogel
(Sullivan & Cromwell LLP)